2211 North First Street
San Jose, CA 95131
paypal.com

                                            October 27, 2022

Via EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Ms. Amanda Ravitz

    Re:    PayPal Holdings, Inc.
Definitive Proxy Statement on Schedule 14A
Filed June 2, 2022
File No. 001-36859

Dear Ms. Ravitz:

Thank you for your letter dated September 19, 2022 addressed to PayPal Holdings, Inc. (the “Company”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission on the Company’s Definitive Proxy Statement on Schedule 14A filed on June 2, 2022 (the “Proxy Statement”).

To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which are reproduced in italics below. Our response follows each comment.

Definitive Proxy Statement on Schedule 14A filed June 2, 2022

General

1.Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing your specific characteristics or circumstances. In your discussion, please also address the circumstances under which you would consider having the Chair and CEO roles filled by a single individual, when shareholders would be notified of any such change, and whether you will seek prior input from shareholders.

Company response:

As discussed in the Proxy Statement, our Board of Directors (the “Board”) has determined that the roles of Chair and CEO should be held by separate individuals to enhance the Board’s oversight of management and to allow the CEO to focus primarily on management responsibilities. The Company has an independent Chair and believes our current Board leadership structure provides effective and independent oversight of management and the Company.

While it is our belief that the Company’s disclosures in the Proxy Statement comply with all applicable rules and regulations, including Item 407(h) of Regulation S-K, in light of the Staff’s comment, we will continue to evaluate, and appropriately expand, the discussion about our leadership structure in future proxy statements.

2.Please expand upon the role that your Independent Chair plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Independent Chair may:
•represent the board in communications with shareholders and other stakeholders;
•require board consideration of, and/or override your CEO on, any risk matters; or
•provide input on design of the board itself.

Company response:

Currently, the Proxy Statement includes a section titled “Robust Independent Chair Responsibilities” that provides a description of the role of our independent Chair. Consistent with our response to comment 1 above, we will carefully consider the Staff’s comments as we evaluate additional enhancements to our disclosures about the role of our independent Chair in future proxy statements.

3.Please expand upon how your board administers its risk oversight function. For example, please disclose:
•the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
•whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
•how the board interacts with management to address existing risks and identify significant emerging risks; and
•how your risk oversight process aligns with your disclosure controls and procedures.

Company response:

The Proxy Statement currently includes a section titled “Risk Oversight,” which provides a description of the Board’s role in our risk oversight, how the Board and its committees administer risk oversight, and the relationship between the Board and management in risk oversight. For example, the Proxy Statement states that “[t]he Board is responsible for overall risk assessment and management oversight. The Board executes its responsibility as a group and through its committees, which regularly report to the full Board. In addition to their ongoing oversight responsibilities, throughout 2021, the Board and its committees regularly reviewed and discussed with management the continued impact of the COVID-19 pandemic on our employees, customers and communities. As part of these reviews, the Board considered management’s ongoing strategies and initiatives to respond to and mitigate the adverse effects of the pandemic, including creating and expanding employee initiatives and other relief efforts.” The Proxy Statement also describes the duties of the Audit, Risk and Compliance Committee (“ARC”), which is primarily responsible for oversight of the Company’s risk framework, as well as the risk oversight responsibilities of the Compensation Committee and Governance Committee relating to their respective focus areas.

As noted in our responses to comments 1 and 2 above, we will carefully consider the Staff’s comments and provide expanded disclosure about how our Board administers its risk oversight function in future proxy statements.

*        *        *

Please do not hesitate to contact me if you have any questions at (408) 967-1000.

Very truly yours,

PayPal Holdings, Inc.

By:	/s/ Bimal Patel
Name: Bimal Patel
Title: Senior Vice President, General Counsel